2155 E. GoDaddy Way Tempe, AZ 85284
FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83

April 8, 2024

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Brittany Ebbertt
Christine Dietz

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
(File No. 001-36904)

Ladies and Gentlemen:
GoDaddy Inc. (“GoDaddy”, the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated March 28, 2024 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed on February 29, 2024.
In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company’s response.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company has requested confidential treatment of portions of the Company’s response to Comment No. 1 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Financial Model, page 66
1.We note your customer retention rate for each of the five years ended December 31, 2023 was approximately 85%, which appears to indicate that it has decreased since prior periods when you disclosed it exceeded 85%. Similarly, the retention rate for customers who have been with you over three years as of 2023 was approximately 92%
CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.

2155 E. GoDaddy Way Tempe, AZ 85284
compared to disclosure in prior years that stated it was more than 93%. Please provide in your response the customer retention rates for each period in the respective three- and five-year periods. Also, tell us what consideration was given to disclosing the exact customer retention rate for each period and including a discussion of significant fluctuations between periods. Refer to SEC Release No. 33-10751.
RESPONSE TO COMMENT 1: We acknowledge the Staff’s comment and respectfully advise the Staff that we disclose customer retention as an approximate percentage in each of the five years ended December 31, 2023 as the exact customer retention rate upon which the disclosure was based has remained materially consistent as disclosed below. We have considered disclosing the exact customer retention rate for each period but decided that the fluctuation in customer retention over the five-year period was insignificant and is therefore appropriately described as “approximately 85%”. Additionally, we disclose an approximate amount over time to highlight the consistency of our retention rate as opposed to a precise amount each year which may inadvertently suggest that a higher level of precision is indicative of fundamental changes in our customer retention patterns. In future filings and to the extent any changes in our customer retention rate are material, we will consider the need to include further disclosure, if any, to provide adequate context for an investor to understand significant fluctuations in customer retention between periods.
Similarly, we disclose customer retention for customers who have been with us over three years as an approximate percentage. We have disclosed an approximate percentage for the last two years, which we determined to be more appropriate than disclosing the percentage in relation to another percentage (i.e. “more than”), and which is consistent with our disclosure of customer retention.

	Customer retention rate	Customer retention rate for customers who have been with us over three years
Year Ended December 31, 2023	[*]	[*]
Year Ended December 31, 2022	[*]	[*]
Year Ended December 31, 2021	[*]	[*]
Year Ended December 31, 2020	[*]	[*]
Year Ended December 31, 2019	[*]	[*]
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year-Over-Year Comparison, page 69
2.We note fluctuations between periods in cost of revenue and other expense line items and Segment EBITDA are due to two or more factors, some of which are offsetting. We also note your reference to changes being due “primarily” to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general or vague terms such as “primarily,” to describe each contributing factor. Refer to Item 303(b) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
RESPONSE TO COMMENT 2: We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will include quantified disclosures for each material identified factor in instances where material changes in cost of revenue and other expense line items and Segment EBITDA are attributable to two or more factors.
CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.

2155 E. GoDaddy Way Tempe, AZ 85284
General
2023 Fourth Quarter Earnings Presentation
3.We note your presentation of free cash flow per share throughout the 2023 Fourth Quarter Earnings Presentation on your website. Please revise to remove this presentation as non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Refer to 100(b) of Regulation G.
RESPONSE TO COMMENT 3: We acknowledge the Staff’s comment and respectfully advise the Staff that we have removed the disclosure of free cash flow per share in our 2023 Fourth Quarter Earnings Presentation as posted on our website and we will also omit the disclosure of free cash flow per share in future quarterly results presentation materials.
4.We also note disclosure of Total Liquidity in your earnings presentation on your website. Please revise to explain how Total Liquidity is determined. If Total Liquidity is a non-GAAP measure, revise to provide the disclosures required by Item 100(a) of Regulation G.
RESPONSE TO COMMENT 4: We acknowledge the Staff’s comment and respectfully advise the Staff that we have amended our 2023 Fourth Quarter Earnings Presentation as posted on our website to include the below disclosure to inform investors regarding how Total Liquidity is determined. We also advise the Staff that our calculation of Total Liquidity is not a non-GAAP measure. We will also include the revised disclosure in our future quarterly results presentation materials.
“Total liquidity is calculated as the sum of (i) cash and cash equivalents, (ii) short-term investments, and (iii) the amount available for borrowing under our revolving credit facility.”
*****
In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or mmccaffrey@godaddy.com.
Sincerely,
/s/ Mark McCaffrey

Mark McCaffrey
Chief Financial Officer

cc:	Jared Sine
GoDaddy Inc.

Alan F. Denenberg
Davis Polk & Wardell, LLP
CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.